SPECIALIZED HEALTH PRODUCTS INTERNATIONAL, INC.

                                  June 10, 2005



Ms. Michele Gohlke
Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549-6010

      Re: Specialized Health Products International, Inc. (the "Company") File No. 000-26694

Dear Ms. Gohlke:

         The Company hereby acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            SPECIALIZED HEALTH PRODUCTS
                                            INTERNATIONAL, INC.

                                              /s/ Jeffrey M. Soinski

                                            Jeffrey M. Soinski
                                            President